UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 20, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

SIGNATURES
EX-99.1: PRESS RELEASE DATED 05-20-03
EX-99.2: PRESS RELEASE DATED 05-20-03
EX-99.3: PRESS RELEASE DATED 05-20-03
EX-99.4: PRESS RELEASE DATED 05-20-03

Documents Furnished By the Registrant

1. Press Release of the Registrant dated May 20, 2003

2. Press Release of the Registrant dated May 20, 2003

3. Press Release of the Registrant dated May 20, 2003

4. Press Release of the Registrant dated May 20, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: May 20, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary